Katherine J. Blair 310.552.5017 Fax: 310.552.5001 kblair@king.com

August 15, 2005

Via EDGAR and Federal Express

Division of Corporation Finance

Securities and Exchange Commission

Attn: Matthew J. Maulbeck

100 F St., N.E.

Washington D.C. 20549

Re:	Impac Mortgage Holdings, Inc.

Item 4.01 Form 8-K

Filed June 10, 2005

File No. 1-14100

Dear Mr. Maulbeck

Based upon the Securities and Exchange Commission’s (the “Commission”) review of the above-referenced filing, the Commission issued a comment letter, dated July 21, 2005. On behalf of Impac Mortgage Holdings, Inc. (the “Company”), we hereby transmit pursuant to Rule 101(a) of Regulation S-T, the following responses to the Commission’s comment letter. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

General

1.	Comment: We note that you restated your financial statements for the years ended December 31, 2003, 2002 and 2001 and for the quarters ended March 31, 2004 and 2003, June 30, 2004 and 2003, and September 30, 2003. With respect to all restated periods, please file an Item 4.02 8-K immediately to comply with Item 4.02 of Form 8-K.

Response: Item 4.02 of Form 8-K generally requires disclosure if the Company concludes that any previously issued financial statements should no longer be relied upon. The Company concluded in July 2004 that its previously issued financial

BOSTON • DALLAS • HARRISBURG • LONDON • LOS ANGELES • MIAMI • NEWARK • NEW YORK • PALO ALTO • PITTSBURGH SAN FRANCISCO • WASHINGTON

Division of Corporate Finance

Securities and Exchange Commission

August 15, 2005

statements could no longer be relied upon and issued a press release to that effect on July 22, 2004. Because Item 4.02 of Form 8-K became effective on August 23, 2004, we respectfully submit that a Form 8-K was not required at the time the Company concluded that the financial statements would be restated. Furthermore, with regards to the restatement of its June 30, 2004 financial statements as a result of a clerical error, the Company filed an amended Form 8-K reporting the information required by Item 4.02 on October 14, 2004.

Form 8-K filed June 10, 2005

2.	Comment: Revise the Form 8-K to provide the disclosure required by Item 304(a)(iv)(B) and (C) of Regulation S-K for the disagreement and reportable events. Also refer to Item 304(a)(v)(A) of Regulation S-K. Please file a revised Exhibit 16 letter.

Response: With respect to the information previously provided pursuant to Item 304(a)(1)(v)(A) of Regulation S-K in the Company’s Form 8-K, the Company will include the following additional information required by Item 304(1)(a)(iv)(B) and (C) in a subsequent Form 8-K:

The subject matter of the material weaknesses described above were discussed by the Company’s management and the Audit Committee of the Board of Directors of the Company with KPMG. The Company has authorized KPMG to respond fully to the inquiries of the Company’s successor accountant, Ernst & Young LLP, whose appointment was previously reported in a Form 8-K filed on July 8, 2005, concerning the subject matter of the material weaknesses.

A new Exhibit 16 letter will also be filed with the Form 8-K.

3.	Comment: Provide us with any letter or written communication to and from the former accountants regarding any reportable events to management or the Audit Committee.

Response: With regards to the material weaknesses described in the Company’s Form 8-K filed on June 10, 2005, we are providing supplementally herewith a letter, dated May 12, 2005, from the Company’s former auditors to the Audit Committee.

4.	Comment: We note that your relationship with KPMG LLP will terminate upon their completion of the review for the quarter ended June 30, 2005. Please file an additional Item 4.01 8-K upon final termination of the relationship.

Response: This is to confirm that the Company will file an additional Item 4.01 Form 8-K upon final cessation of the relationship with KPMG.

Division of Corporate Finance

Securities and Exchange Commission

August 15, 2005

Form 10-Q for the quarter ended September 30, 2004

Controls and Procedures

5.	Comment: Supplementally, please tell us in detail how management came to the conclusion that your disclosure controls were effective at the end of the third quarter. We note that in Item 9A of Form 10-K filed March 31, 2005 management came to the conclusion that your disclosure controls were not effective as of December 31, 2004.

Response: Management’s evaluation of the Company’s disclosure controls and procedures as of September 30, 2004 included the following:

•	Review and consideration of the internal timetable, which includes drafting and distribution of the report by internal and external reviewers, deadlines for comments, Board, Disclosure Committee and Audit Committee meetings to address the report, and deadline for filing with SEC, that had initially been set out for the generation of the quarterly report and evaluated the ability of management and support personnel to stay within the schedule for timely disclosure in conjunction with maintaining the accurate and efficient flow of information for reporting under recently adopted or improved policies and procedures.

•	Analysis and review of checklists and flowcharts showing the information that needs to be gathered and reviewed in preparation of the report, responsible parties for various tasks and back-up documentation and gathering of information, and signed confirmation of task completion tracking the procedures performed in generating the quarterly disclosure, reports on the efficiency and accuracy of such procedures, and the participants’ overall assessment of the effectiveness of certain disclosure controls.

•	Review of disclosure issues and documentation considered during evaluation of report and any changes to the procedures and discussions with members of Disclosure Committee and other participants in the reporting process regarding applicable regulatory rules, policies and procedures on the operation and accuracy of the Company’s disclosure controls and the flow of communications company-wide pertaining to disclosure and their personal experiences in recording, analyzing and reporting information for disclosure in the quarterly report.

•	Review and discussion of memorandums from various Company personnel regarding the Company’s operations, controls and financial results.

Division of Corporate Finance

Securities and Exchange Commission

August 15, 2005

Management also reviewed the actions taken by the Company in connection with its obligations under Section 404 of Sarbanes-Oxley Act of 2002 and as a result of the need to improve the Company’s evaluation and documentation of accounting policies and procedures for complex transactions, which was reported as a material weakness in internal controls and operations. In evaluating the disclosure controls and procedures, as of September 30, 2004, the Company believed that although there may be overlap between various components of the Company’s disclosure controls and procedures and its internal control over financial reporting, management can make a different determination of the appropriate nature of the evaluation of component for purposes of a quarterly evaluation of disclosure controls and procedures. See SEC Release No. 33-8238 (Effective August 14, 2003). Some of the Company’s actions targeted at developing, maintaining or improving disclosure controls and procedures, included, but were not limited to:

•	enhancing the Company’s documentation of critical accounting policies;

•	hiring outside consultants to assist the Company’s internal audit group in documenting business processes and identifying areas that require control or process improvement;

•	hiring additional personnel, including individuals with expertise in technical accounting, tax accounting and SEC reporting; and

•	instituting new procedures around the Company’s quarterly reporting processes whereby significant accounting issues, are discussed and documented, reviewed with the Company’s external auditors and its Audit Committee, formally approved by its management, and given timely effect in its books and records.

After reviewing the areas identified for improvement and the impact of the Company’s actions to improve its disclosure controls and procedures, it believed that such controls and procedures had significantly improved due to the scrutiny of such matters by its management and Audit Committee, and other consultants engaged to assist in assessing and improving such controls and procedures, and that the Company’s controls and procedures would continue to improve through the further implementation of planned changes described in that quarterly report.

However, during the subsequent and first-time testing of its internal control over financial reporting, the Company concluded that the previously identified weakness still existed and it became aware of an additional material weakness. Although the Company still believed that its recent and ongoing changes in disclosure controls and procedures provided noticeable and effective improvements, as of December 31, 2004, management could no longer state with certainty that the disclosure controls and procedures were effective at a reasonable assurance level.

Division of Corporate Finance

Securities and Exchange Commission

August 15, 2005

The Company has provided a separate letter providing the requested written “Tandy” statement.

If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 552-5000 or via fax at (310) 552-5001.

Sincerely,

/s/ Katherine J. Blair
Katherine J. Blair

cc:	Richard J. Johnson

Gretchen D. Verdugo